UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EnLink Midstream Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

29336U107

(CUSIP Number)

Global Infrastructure Management LLC

Attention: Joseph Blum

1345 Avenue of the Americas, 30th Floor,

New York, New York 10105

(212) 315-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 29336U107	13D

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on July 30, 2018 (the “Schedule 13D”), relating to the Common Units representing limited partner interests (the “Common Units”) of EnLink Midstream Partners, LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.                                 Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following:

Merger Agreement

On October 21, 2018, EnLink Midstream, LLC (“EnLink Midstream”), EnLink Midstream Manager, LLC, NOLA Merger Sub, LLC, a wholly owned subsidiary of EnLink Midstream (“Merger Sub”), the Issuer, and EnLink Midstream GP, LLC (the “General Partner”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the satisfaction or waiver of certain conditions in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of EnLink Midstream (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding Common Unit, except for any Common Units held by EnLink Midstream and its subsidiaries, will be converted into the right to receive 1.15 common units representing a limited liability company interest in EnLink Midstream (collectively, the “EnLink Midstream Common Units”).

Concurrent with the execution of the Merger Agreement, GIP III Stetson II, L.P. (“Stetson II”), in its capacity as the holder of a majority of the outstanding EnLink Midstream Common Units, approved the issuance of the EnLink Midstream Common Units as contemplated by the Merger Agreement (the “EnLink Midstream Common Unit Issuance”) by written consent.

Following the recommendation of the Conflicts Committee (the “Conflicts Committee”) of the Board of Directors of the General Partner (the “General Partner Board”), the General Partner Board approved and resolved to submit the Merger Agreement to a vote of the holders of outstanding Common Units and Series B Cumulative Convertible Preferred Units representing limited partner interests in the Issuer (the “Series B Units”), voting together as a single class (the “Voting Unitholders”), and to recommend that the Voting Unitholders adopt the Merger Agreement.

The Merger Agreement contains customary representations, warranties, and covenants by the parties, including, among others, a covenant that the Issuer and EnLink Midstream will conduct their respective businesses in the ordinary course, consistent with past practice, during the interim period between the execution of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement (the “Transactions”). Subject to certain exceptions, the Issuer has agreed not to directly or indirectly solicit competing acquisition proposals or to enter into discussions concerning, or provide confidential information in

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connection with, any unsolicited alternative acquisition proposal. EnLink Midstream and the Issuer have also agreed to use their reasonable best efforts to cooperate with each other to make certain regulatory filings and to respond to and comply with any requests for information with respect to antitrust and competition laws.

The Merger Agreement provides that the Issuer will convene a meeting of Voting Unitholders to consider and vote on the approval of the Merger Agreement (the “Issuer Unitholder Meeting”), subject to the terms and conditions of the Merger Agreement.

The Merger Agreement also contains customary closing conditions, including, among others: (i) approval of the Merger Agreement by the holders of a majority of the Voting Unitholders; (ii) approval of the EnLink Midstream Common Unit Issuance by the holders of EnLink Midstream Common Units, which has been completed pursuant to the written consent of Stetson II; (iii) all required filings, consents, approvals, permits, and authorizations of any governmental authority in connection with the Transactions having been made or obtained; (iv) the absence of certain legal injunctions or impediments prohibiting the Transactions; (v) the distribution of the joint proxy statement/information statement of the Issuer and EnLink Midstream to holders of EnLink Midstream Common Units (in accordance with Regulation 14C promulgated under the Securities Exchange Act of 1934, as amended) at least 20 calendar days prior to the closing of the Transactions; (vi) the effectiveness of a registration statement on Form S-4 registering the issuance of the EnLink Midstream Common Units to be issued as consideration in the Merger; and (vii) approval for the listing of the EnLink Midstream Common Units to be issued as consideration in the Merger on the New York Stock Exchange.

The Merger Agreement contains certain termination rights for EnLink Midstream and the Issuer, including, among others, (i) by the mutual written agreement of the Issuer and EnLink Midstream; (ii) by either EnLink Midstream or the Issuer, if (A) the Merger has not been consummated on or before June 30, 2019; or (B) the requisite approval of Voting Unitholders of the Merger Agreement is not obtained; (iii) by EnLink Midstream, if (A) the Conflicts Committee makes a Recommendation Change (as defined in the Merger Agreement) prior to the Issuer Unitholder Meeting or (B) if under certain conditions, there has been a material breach by the Issuer of any of its representations, warranties, or covenants set forth in the Merger Agreement that is not cured within 30 days of notice of such breach; and (iv) by the Issuer, if (A) subject to certain conditions, the Issuer has received a Superior Proposal (as defined in the Merger Agreement) and the General Partner Board (upon recommendation of the Conflicts Committee) or the Conflicts Committee has determined in good faith that the failure to terminate the Merger Agreement would be inconsistent with its fiduciary duties, or (B) under certain conditions, there has been a material breach by EnLink Midstream of any of its representations, warranties, or covenants set forth in the Merger Agreement that is not cured within 30 days of notice of such breach. The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, the Issuer or EnLink Midstream, as applicable, may be required to reimburse the other party’s expenses up to $5 million, and, in certain circumstances, the Issuer may be required to pay EnLink Midstream a termination fee equal to $55 million.

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The Merger Agreement and the above descriptions have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about EnLink Midstream, EnLink Midstream Manager, Merger Sub, the Issuer, or the General Partner, or their respective subsidiaries or affiliates or equity holders. The representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; and may be subject to limitations agreed upon by the parties, including being qualified by certain disclosures made by each contracting party to the other as a way of allocating contractual risk between them that differ from those applicable to investors. Investors should be aware that these representations, warranties, and covenants or any description thereof alone may not describe the actual state of affairs of EnLink Midstream, EnLink Midstream Manager, Merger Sub, the Issuer, or the General Partner or their respective subsidiaries, affiliates, businesses, or equity holders as of the date they were made or at any other time. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in EnLink Midstream’s or the Issuer’s public disclosures.

Support Agreement

Also on October 21, 2018, GIP III Stetson I, L.P. (“Stetson I”), EnLink Midstream, Acacia Natural Gas Corp I, Inc. (“Acacia”), EnLink Midstream, Inc. (“EMI”), and the Issuer entered into a support agreement (the “Support Agreement”). Pursuant to the Support Agreement, each of Stetson I, Acacia and EMI agreed to vote in favor of the adoption of the Merger Agreement. The Support Agreement will terminate upon the earliest of (i) such date and time as the Merger Agreement is terminated for any reason in accordance with its terms, (ii) the Effective Time, and (iii) the mutual written agreement of the parties to the Support Agreement to terminate the Support Agreement.

Preferred Restructuring Agreement

Concurrent with the execution of the Merger Agreement, Enfield Holdings, L.P. (“Enfield”), TPG VII Management, LLC, WSEP Egypt Holdings, LP, WSIP Egypt Holdings, LP (collectively, the “Enfield Parties”), EnLink Midstream, EnLink Midstream Manager, LLC, the Issuer, and the General Partner (collectively, the “EnLink Parties”) entered into a Preferred Restructuring Agreement (the “Preferred Restructuring Agreement”), pursuant to which, among other things, (i) each Series B Unit of the Issuer issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, continue to be issued and outstanding and represent a limited partner interest in the Issuer, with terms and conditions modified in accordance with the Tenth Amended and Restated Agreement of Limited Partnership of the Issuer (the “Amended Partnership Agreement”), including exchangeability of the Series B Units, under certain conditions, into EnLink Midstream Common Units instead of Common Units, subject to the election of the Issuer to instead redeem for cash any such exchanged Series B Units, and no additional consideration will be delivered to any holder of Series B Units in respect of the Merger and the Preferred Restructuring Agreement and (ii) EnLink Midstream will issue to Enfield, for no additional consideration, a new class of non-economic common units representing limited liability company interests in EnLink Midstream (the “Class C Common Units”) equal to

CUSIP No. 29336U107	13D

the number of Series B Units held by Enfield immediately following the Effective Time in order to provide Enfield with certain voting rights at EnLink Midstream in accordance with the Second Amended and Restated Operating Agreement of EnLink Midstream (the “Amended Operating Agreement”). For each additional Series B Unit issued by the Issuer pursuant to the Amended Partnership Agreement, EnLink Midstream will issue an additional Class C Common Unit to the applicable holder of such Series B Unit pursuant to the Amended Operating Agreement.

In connection with such treatment of the Series B Units, the EnLink Parties and the Enfield Parties agreed that (i) the General Partner will adopt the Amended Partnership Agreement, and (ii) EnLink Midstream Manager, LLC will adopt the Amended Operating Agreement, in each case to, among other things, reflect the previously described modifications to the terms of the Series B Units and the issuance of the Class C Common Units.

The Preferred Restructuring Agreement will terminate upon the earliest of (i) such date and time as the Merger Agreement is terminated for any reason in accordance with its terms, (ii) the mutual written agreement of the parties to the Preferred Restructuring Agreement, (iii) the conversion of all of the Series B Units into Common Units, and (iv) certain amendments to the Merger Agreement.

The foregoing descriptions of the Merger Agreement, the Support Agreement and the Preferred Restructuring Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as exhibits to the Schedule 13D and are incorporated herein by reference.

Item 6.                            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following:

Item 4 above summarizes certain provisions of the Merger Agreement, the Support Agreement and the Preferred Restructuring Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 29336U107	13D

Item 7.                                 Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by inserting the following:

Exhibit Number	Description
9

Agreement and Plan of Merger, dated as of October 21, 2018, by and among EnLink Midstream, LLC, EnLink Midstream Manager, LLC, NOLA Merger Sub, LLC, EnLink Midstream Partners, LP and EnLink Midstream GP, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 22, 2018).

10

Support Agreement, dated as of October 21, 2018, by and among GIP III Stetson I, L.P., EnLink Midstream, LLC, Acacia Natural Gas Corp I, Inc., EnLink Midstream, Inc. and EnLink Midstream Partners, LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 22, 2018).

11

Preferred Restructuring Agreement, dated as of October 21, 2018, by and among Enfield Holdings, L.P., TPG VII Management, LLC, WSEP Egypt Holdings, LP, WSIP Egypt Holdings, LP, EnLink Midstream, LLC, EnLink Midstream Manager, LLC, EnLink Midstream Partners, LP, and EnLink Midstream GP, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on October 22, 2018).

CUSIP No. 29336U107	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2018
GLOBAL INFRASTRUCTURE INVESTORS III, LLC

	By:	/s/ Matthew Harris
	Name:	Matthew Harris
	Title:	Partner

GLOBAL INFRASTRUCTURE GP III, L.P.
	By:	Global Infrastructure Investors III, LLC, its general partner

	By:	/s/ Matthew Harris
	Name:	Matthew Harris
	Title:	Partner

GIP III STETSON AGGREGATOR II, L.P.
	By:	Global Infrastructure GP III, L.P.
	By:	Global Infrastructure Investors III, LLC, its general partner

	By:	/s/ Matthew Harris
	Name:	Matthew Harris
	Title:	Partner

CUSIP No. 29336U107	13D

GIP III STETSON AGGREGATOR I, L.P.
By:	Global Infrastructure GP III, L.P.
By:	Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Partner

GIP III STETSON GP, LLC

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Manager

GIP III STETSON I, L.P.
By:	GIP III Stetson GP, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Manager

ENLINK MIDSTREAM MANAGER, LLC

By:	/s/ Michael J. Garberding
Name:	Michael J. Garberding
Title:	President and Chief Executive Officer

ENLINK MIDSTREAM, LLC
By:	EnLink Midstream Manager, LLC, its managing member

By:	/s/ Michael J. Garberding
Name:	Michael J. Garberding
Title:	President and Chief Executive Officer

CUSIP No. 29336U107	13D

ENLINK MIDSTREAM, INC.

By:	/s/ Michael J. Garberding
Name:	Michael J. Garberding
Title:	President and Chief Executive Officer

ACACIA NATURAL GAS CORP I, INC.

By:	/s/ Michael J. Garberding
Name:	Michael J. Garberding
Title:	President and Chief Executive Officer